November 16, 2018

Julia Wright, Esq.
Senior Vice President, General Counsel and Secretary
Apergy Corporation
2445 Technology Forest Blvd
Building 4, 12th Floor
The Woodlands, Texas 77381

       Re: Apergy Corporation
           Registration Statement on Form S-4
           Filed November 15, 2018
           File No. 333-228389

Dear Ms. Wright:

       This is to advise you that we have not reviewed and will not review your registration statement.

        Please refer to Rules 460 and 461 regarding requests for acceleration. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

       Please contact Tim Buchmiller at (202) 551-3635 with any questions.



                                                            Sincerely,

                                                            Division of
Corporation Finance
                                                            Office of
Electronics and Machinery
cc:    Jonathan B. Newton, Esq.